November 16, 2000


EDGAR Operations Branch
U.S. Securities and Exchange Commission
6432 General Green Way
Alexandria, VA  22312

      Re:  Oppenheimer Select Managers
           File No. 811-10153

To the Securities and Exchange Commission:

      In connection with the filing of the Initial Registration Statement for the above-referenced Fund, filed with the Commission on November 13, 2000, please treat this as a Delaying Amendment to the effectiveness of the Fund's Registration Statement pursuant to Rule 473 under the Securities Act of 1933, as amended (the "1933 Act"). In that regard, the Registrant shall amend its Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the 1933 Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      Should you have any questions, please contact the undersigned.

                                          Very truly yours,


                                          /s/ Denis R. Molleur
                                          -----------------------
                                          Denis R. Molleur
                                          Vice President and
                                          Senior Counsel
DRM/lb                                    (212) 323-0560



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